                                               STUART M. STRAUSS
                                               Partner

                                               DIRECT TEL  +1 212 878 4931
                                               DIRECT FAX  +1 212 878 8375
                                               stuart.strauss@cliffordchance.com

July 26, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Larry Greene, Division of Investment Management
           Mail Stop 0505

RE: MORGAN STANLEY INSTITUTIONAL LIQUIDITY FUNDS
    (FILE NOS. 333-104972 AND 811-21339)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley Institutional Liquidity Funds (the "Fund") filed with the Securities and Exchange Commission on May 20, 2005. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested.

The Fund has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Fund's Registration
Statement. These changes will be reflected in Post-Effective Amendment No. 4 to the Fund's Registration Statement, which will be filed via EDGAR on or about
July 21, 2005.

                  GENERAL COMMENT TO FORM N-1A

COMMENT 1.        PLEASE FILE A LETTER RESPONDING TO COMMENTS FROM THE STAFF
                  OF THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND A LETTER
                  INCORPORATING THE "TANDY" INFORMATION.

                  Response 1. This SEC response letter and a "Tandy" letter
                  will be filed via EDGAR correspondence under separate cover with the "B" filing.

Securities and Exchange Commission
July 26, 2005

                  COMMENTS TO PROSPECTUS

                  ADDITIONAL INVESTMENT STRATEGY AND RISK INFORMATION

         "Foreign Securities," page 9

COMMENT 2.        PLEASE CONFIRM WHETHER THE FUND INVESTS IN EMERGING MARKET
                  DEBT IN CONNECTION WITH ITS INVESTMENTS IN FOREIGN SECURITIES.

                  Response 2. The Fund does not invest in emerging market debt.

                  REDEEMING SHARES

         "All Sales," page 14

COMMENT 3.        PLEASE CONFIRM THAT THE DISCLOSURE REGARDING REDEMPTION
                  PAYMENTS HAS BEEN REVISED BASED ON OUR PRIOR CONVERSATIONS TO
                  REFLECT THAT SUCH PAYMENTS MAY BE DELAYED WHEN THE BOND MARKET
                  ASSOCIATION RECOMMENDS THAT THE SECURITIES MARKETS CLOSE
                  EARLY.

                  Response 3. The paragraph reflects our previous conversations and states that redemption payments may be delayed when the
                  Bond Market Association recommends that the securities markets close early.

                  COMMENT TO STATEMENT OF ADDITIONAL INFORMATION

         Investment Adviser, page 28-29

COMMENT 4.        PLEASE PROVIDE THE REQUIRED DISCLOSURE UNDER "APPROVAL OF THE
                  ADVISORY AGREEMENTS."

                  Response 4. The requested disclosure has been provided.

                                     * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Sheelyn
Michael at (212) 878-4985. Thank you.

Best regards,

/s/ Stuart M. Strauss